SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, 0.0002 Par Value
(Title of Class of Securities)

21871W101
(CUSIP Number)

Copy To: Sichenzia Ross Ference LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Carlton James Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
64,982,991
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER: 64,982,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,982,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.56%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 193,645,502 shares of the Issuer’s common stock issued and outstanding, inclusive of shares issued to Carlton James Ltd. in the transaction described herein, as of December 30, 2019.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0002 par value, of The Coretec Group Inc., an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

Item 2. Identity and Background

This statement is filed on behalf of Carlton James Ltd (“Carlton James”). Carlton James’s business address is Lime Kiln House, Lime Kilnroyal Wootton Bassetts Windon, United Kingdom SNF 7HF. Carlton James is a private investment group specializing in diversified portfolios across different global asset classes across varying jurisdictions, Industries and economies with the goal of investing in a diverse portfolio with a capital protection focus and the potential to generate higher returns and secure their capital against global financial upset. Carlton James is a company owned by Mr. Simon Calton, a director of the Company

Item 3. Source and Amount of Funds or Other Considerations

On December 27, 2019, Carlton James converted $509,673.42 in outstanding convertible promissory notes into 23,166,974 shares of common stock. The notes were converted at a conversion price of $0.022 (the “Conversion Price”), which price was determined by the Registrant’s Board of Directors at a time during which the price of common stock was quoted significantly lower than the price quoted immediately prior to this Schedule 13D.

As previously reported, on October 4, 2019 the Company entered into a credit agreement (the “Credit Agreement”) and related convertible promissory note with Diversified Alpha Fund of Navigator Global Fund Manager Platform SPC, a Grand Cayman entity (the “Lender” or “DAF”). After communications between the Company and Lender, and in preparation of the Credit Agreement, the Board agreed to and approved the conversion of the debt into shares of the Common Stock at the Conversion Price at any time prior to December 31, 2019. In seeking the capital raise with the Lender, and in order to clean up the Company’s balance sheet, it was apparent to the Board that maintaining the debt on the Company’s books was incompatible with the intent of the capital raise with the Lender and the continued draw downs anticipated under the Credit Agreement. The debt was initially arranged by the Company after a significant, yet unsuccessful, search to secure third party financing. Furthermore, since the Lenders were willing to convert such debt into shares of common Stock, the Company, believing it to be in its best interest and a necessary component to continuing to draw down debt pursuant to the Credit Agreement, agreed with the conversion of such debt.

On October 15, 2019, the Company received $106,483 ($125,000 net of $3,750 commitment fee, $6,250 advance interest and $8,157 legal fees), the first advance of financing ($2,500,000) under the Credit Agreement and related convertible promissory note that the Company entered intowith DAF. DAF is a mutual fund managed by The Carlton James Group. Simon Calton is the Chief Executive Officer of The Carlton James Group and also the Co-Chairman of Coretec.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Carlton James have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Carlton James beneficially owns 64,982,991 shares 33.56% of the Issuer’s common stock.

(b)	Carlton James may be deemed to hold sole voting and dispositive power over no shares of common stock of the Issuer and shares voting and dispositive power over 64,982,991 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARLTON JAMES LTD.

Dated: January 15, 2020	/s/ Simon Calton
Simon Calton